Exhibit (a)(1)(vii)
CARLYLE CREDIT SOLUTIONS, INC.

Announcement of Results of Previously Announced
Tender Offer by Carlyle Credit Solutions, Inc. for its Shares

February 1, 2024

Dear Stockholder:
Carlyle Credit Solutions, Inc. (the “Company”) today announced the results of its previously announced tender offer to purchase up to 1,941,521 shares of its common stock, par value $0.01 per share (the “Shares”), which expired at 11:59 p.m., New York City Time, on January 29, 2024.

Based on the final count by State Street Bank & Trust Company, the Company’s transfer agent (the “Transfer Agent”), 3,871,999 Shares were properly tendered and not properly withdrawn prior to the expiration date for the tender offer, which exceeded the maximum number of 3,050,962 Shares the Company offered to purchase pursuant to the tender offer, after giving effect to the purchase of an additional 1,109,441 Shares (2% of the Company's outstanding Shares as of September 30, 2023) for which the Company reserved in the Offer to Purchase the right to purchase.

In accordance with the terms of the tender offer and based on the final count described above, the Company accepted for purchase on a pro rata basis approximately 78.796% of the Shares properly tendered and not properly withdrawn. The number of Shares that the Company has accepted for purchase in the tender offer represents approximately 5.421% of the total number of Shares outstanding as of December 31, 2023.

Shares not accepted for purchase will be returned or credited to appropriate account, as applicable, by the Transfer Agent, on behalf of the Company.

In accordance with the terms of the tender offer, stockholders that have sold Shares to the Company in the tender offer have been issued a non-interest bearing, non-transferable and non-negotiable promissory note, which is being held on the stockholder’s behalf by the Transfer Agent, entitling the stockholder to receive payment(s) in an aggregate amount equal to the net asset value of the tendered Shares as of December 31, 2023 less the 2% “early repurchase fee” applicable to Shares that have not been outstanding for at least one year.
If you have any questions, please contact the Company’s Transfer Agent at (888) 207-9542.
Sincerely,
Carlyle Credit Solutions, Inc.